SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

KT CORPORATION

Non-Consolidated Financial Statements
December 31, 2005 and 2006
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KT Corporation:

We have audited the accompanying non-consolidated balance sheets of KT Corporation (the “Company”) as of December 31, 2005 and 2006, and the related statements of earnings, appropriation of retained earnings and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits. We did not audit the financial statements of KT Freetel Co., Ltd. (“KTF”), a 44.6% and 52.2% owned subsidiary at December 31, 2005 and 2006, respectively, as of and for the years ended December 31, 2005 and 2006. Those financial statements were audited by other auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for KTF is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006, and the results of its operations, the appropriation of its retained earnings, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

The accompanying financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the non-consolidated financial statements expressed in Korean Won have been translated on the basis set forth in note 3 to the non-consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices applied in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable in Korean accounting procedures and auditing standards and their application in practice.

As discussed in note 29 to the non-consolidated financial statements, effective January 1, 2006, the Company adopted the Application of Korea Accounting Standard (“AKAS”) 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures.” AKAS 06-2 requires evaluation of tax benefit, if any, based on the net deferred tax asset or liability of all temporary differences arising from the same affiliate rather than on an individual basis. With the adoption of AKAS 06-2, certain accounts of prior year’s non-consolidated financial statements have been restated as required by this standard.

As discussed in note 10 to the non-consolidated financial statements, the Company has revenues and expenses as a result of transactions with its affiliates for the year ended December 31, 2006. Related to the above transactions, the Company has accounts receivable and accounts payable with affiliates as of December 31, 2006. In addition, as of December 31, 2006, the Company provided payment guarantees for its affiliates’ indebtedness and contract performance.

As discussed in note 22 to the non-consolidated financial statements, the Company retired 5,222,000 shares of treasury stock by a charge to retained earnings on July 3, 2006. Upon retirement of the treasury stock, the number of the Company’s common stock shares issued decreased from 284,849,400 shares to 279,627,400 shares.

Seoul, Korea

February 6, 2007

This report is effective as of February 6, 2007, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT CORPORATION

Non-Consolidated Balance Sheets

December 31, 2005 and 2006

(In millions of Won and U.S. dollars)

Assets	2005		2006	2006 (note 3)
Current assets:
Cash and cash equivalents (notes 4 and 18)	(Won)	1,043,780	1,036,765	$1,114.8
Short-term financial instruments (note 5)		136,531	120,563	129.6
Current portion of available-for-sale securities (note 8):		1	—	—
Notes and accounts receivable – trade less allowance for doubtful accounts of (Won)434,047 in 2005 and (Won)308,240 in 2006 (notes 10 and 18)		1,514,514	1,465,104	1,575.4
Accounts receivable – other less allowance for doubtful accounts of (Won)105,040in 2005 and (Won)99,958 in 2006 (notes 10 and 18)		194,771	218,016	234.4
Inventories (note 6)		115,884	92,982	100.0
Other current assets (notes 7, 18 and 26)		413,436	305,758	328.8

Total current assets		3,418,917	3,239,188	3,483.0

Investment securities:
Available-for-sale securities (note 8)		10,412	12,052	13.0
Equity securities of affiliates (note 9)		3,131,312	3,461,226	3,721.7

Total investment securities		3,141,724	3,473,278	3,734.7

Property, plant and equipment, at cost (notes 10 and 11)		35,815,351	36,417,216	39,158.3
Less accumulated depreciation		(25,403,828)	(26,019,132)	(27,977.6)

Net property, plant and equipment		10,411,523	10,398,084	11,180.7

Other assets (note 12)		964,345	851,783	915.9

Total assets	(Won)	17,936,509	17,962,333	$19,314.3

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

Non-Consolidated Balance Sheets, Continued

December 31, 2005 and 2006

(In millions of Won and U.S. dollars, except share data)

Liabilities and Stockholders’ Equity	2005		2006	2006 (note 3)
Current liabilities:
Notes and accounts payable – trade (notes 10 and 18)	(Won)	735,257	657,392	$706.9
Current portion of long-term debt (notes 14 and 18)		800,214	709,150	762.5
Accounts payable – other (note 10)		737,821	829,328	891.7
Advance receipts from customers		70,780	66,174	71.2
Accrued expenses (note 10)		294,098	285,151	306.6
Withholdings		54,730	65,492	70.4
Income taxes payable		109,154	340,065	365.7
Other current liabilities (notes 10 and 13)		277,945	317,497	341.4

Total current liabilities		3,079,999	3,270,249	3,516.4

Long-term debt, excluding current portion (notes 14 and 18)		5,341,211	4,700,228	5,054.0
Refundable deposits for telephone installation (note 15)		958,885	907,519	975.8
Accrual for retirement and severance benefits, net (note 16)		331,388	336,910	362.2
Other long-term liabilities (notes 10, 17 and 26)		175,730	198,347	213.3

Total liabilities		9,887,213	9,413,253	10,121.7

Stockholders’ equity:
Common stock of (Won)5,000 par value (note 19) Authorized – 1,000,000,000 shares Issued – 284,849,400 shares in 2005 and 279,627,400 shares in 2006		1,560,998	1,560,998	1,678.5
Capital surplus (note 20)		1,440,258	1,440,910	1,549.4
Retained earnings:
Appropriated (note 21)		5,811,862	5,781,862	6,217.1
Unappropriated		2,986,808	3,572,049	3,840.9
Capital adjustments:
Treasury stock (note 22)		(3,840,485)	(3,826,572)	(4,114.6)
Unrealized gains on available-for-sale securities, net (note 8)		—	4,386	4.7
Unrealized gains on equity securities of affiliates, net (note 9)		119,658	6,592	7.1
Stock options (note 30)		8,628	8,855	9.5
Loss on retirement of treasury stock (note 21)		(38,431)	—	—

Total stockholders’ equity		8,049,296	8,549,080	9,192.6
Commitments and contingencies (note 23)

	(Won)	17,936,509	17,962,333	$19,314.3

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

Non-Consolidated Statements of Earnings

For the years ended December 31, 2005 and 2006

(In millions of Won and U.S. dollars, except earnings per share)

	2005		2006	2006 (note 3)
Operating revenues (notes 10 and 24)	(Won)	11,877,272	11,772,070	$12,658.1
Operating expenses (notes 10 and 25)		10,217,389	10,034,931	10,790.2

Operating income		1,659,883	1,737,139	1,867.9
Other income (expense):
Interest income (note 10)		77,983	75,424	81.1
Interest expense		(417,803)	(330,244)	(355.1)
Equity in gains of affiliates, net (note 9)		52,156	16,675	17.9
Foreign currency transactions and translation gains, net		48,656	125,952	135.4
Loss on disposition of property, plant and equipment, net		(32,496)	(47,301)	(50.9)
Gain on disposition of available-for-sale securities, net (note 8)		55,016	55,215	59.4
Contributions received for losses on universal telecommunications services (notes 10 and 33)		11,194	57,032	61.3
Contribution payments for research and development and donations (note 32)		(120,076)	(129,082)	(138.8)
Prior year’s additional income tax refund (payment), net (note 26)		(17,261)	26,453	28.4
Derivatives transaction and valuation gains (losses), net (note 23)		1,867	(92,447)	(99.4)
Reversal of customer call bonus accrual		31,882	20,419	22.0
Other bad debt expense		(65,463)	(16,918)	(18.1)
Other, net		73,630	102,595	110.3

		(300,715)	(136,227)	(146.5)
Earnings before income taxes		1,359,168	1,600,912	1,721.4
Income taxes (note 26)		327,358	367,463	395.1

Net earnings	(Won)	1,031,810	1,233,449	$1,326.3

Basic earnings per share of common stock in Won and U.S. dollars (note 27)	(Won)	4,877	5,877	$6.32

Diluted earnings per share of common stock in Won and U.S. dollars (note 27)	(Won)	4,871	5,870	$6.31

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

Non-Consolidated Statements of Appropriation of Retained Earnings

For the years ended December 31, 2005 and 2006

Date of Appropriation for 2005: March 10, 2006

Date of Appropriation for 2006: March 16, 2007

(In millions of Won and U.S. dollars)

	2005		2006	2006 (note 3)
Unappropriated retained earnings:
Balance at beginning of year	(Won)	2,165,757	2,552,264	$2,744.4
Interim dividends (note 28)		(210,759)	—	—
Retirement of treasury stock (note 22)		—	(213,664)	(229.8)
Net earnings		1,031,810	1,233,449	1,326.3

Balance at end of year before appropriation		2,986,808	3,572,049	3,840.9
Transfers from reserves (note 21):
Reserve for social overhead capital		30,000	—	—

Unappropriated retained earnings available for appropriation		3,016,808	3,572,049	3,840.9
Appropriation of retained earnings:
Loss on retirement of treasury stock (note 21)		38,431	—	—
Cash dividends (note 28)		426,113	416,190	447.5

		464,544	416,190	447.5

Unappropriated retained earnings to be carried over to subsequent year	(Won)	2,552,264	3,155,859	$3,393.4

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

Non-Consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2006

(In millions of Won and U.S. dollars)

	2005		2006	2006 (note 3)
Cash flows from operating activities:
Net earnings	(Won)	1,031,810	1,233,449	$1,326.3
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		2,166,121	2,060,151	2,215.2
Amortization		89,865	121,605	130.8
Provision for doubtful notes and accounts receivable – trade		57,733	8,165	8.8
Provision for doubtful accounts receivable – other		65,463	16,918	18.2
Provision for retirement and severance benefits		225,940	210,184	226.0
Employee benefits (note 22(c))		91,673	—	—
Loss on disposition of property, plant and equipment, net		32,496	47,301	50.9
Foreign currency transactions and translation gains, net		(45,989)	(105,636)	(113.6)
Gain on disposition of available-for-sale securities, net		(55,016)	(55,215)	(59.4)
Impairment loss on available-for-sale securities		2,540	—	—
Equity in gains of affiliates, net		(52,156)	(16,675)	(17.9)
Deferred income tax expense		43,919	22,162	23.8
Derivatives transaction and valuation losses (gains), net		(1,867)	92,447	99.4
Reversal of customer call bonus accrual		(31,882)	(20,419)	(22.0)
Changes in operating assets and liabilities:
Decrease in notes and accounts receivable – trade		4,215	56,239	60.5
Decrease (increase) in accounts receivable – other		39,797	(43,151)	(46.4)
Decrease (increase) in inventories		(8,034)	43,218	46.5
Decrease in other current assets		4,236	42,108	45.3
Increase (decrease) in notes and accounts payable – trade		57,718	(71,787)	(77.2)
Increase in accounts payable – other		127,877	80,033	86.0
Increase (decrease) in withholdings		(8,532)	10,762	11.5
Decrease in advance receipts from customers		(27,226)	(4,606)	(5.0)
Increase (decrease) in accrued expenses		161,357	(8,947)	(9.6)
Increase (decrease) in income taxes payable		(141,112)	230,911	248.3
Payment of retirement and severance benefits		(20,928)	(58,150)	(62.5)
Increase in severance benefits insurance deposit, net		(137,155)	(146,512)	(157.5)
Other, net		(47,164)	7,239	7.8

Net cash provided by operating activities		3,625,699	3,751,794	4,034.2

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

Non-Consolidated Statement of Cash Flows, Continued

For the years ended December 31, 2005 and 2006

(In millions of Won and U.S. dollars)

	2005		2006	2006 (note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment	(Won)	(2,025,230)	(2,173,990)	$(2,337.6)
Proceeds from sale of property, plant and equipment		17,411	31,315	33.7
Purchases of intangible assets		(235,627)	(150,740)	(162.0)
Decrease in other assets		190,436	198,688	213.6
Decrease in short-term financial instruments, net		790,342	15,968	17.2
Purchases of available-for-sale securities		(215,789)	(1,576)	(1.7)
Purchases of equity securities of affiliates		(41,983)	(489,722)	(526.6)
Proceeds from sale of equity securities of affiliates		—	11,134	12.0
Proceeds from sale or redemption of available-for-sale securities		876,477	61,792	66.4
Proceeds from dividends of equity securities of affiliates		51,549	57,226	61.5

Net cash used in investing activities		(592,414)	(2,439,905)	(2,623.5)

Cash flows from financing activities:
Repayment of long-term debt		(4,094,260)	(800,480)	(860.7)
Proceeds from issuance of long-term debt		1,268,362	187,245	201.3
Decrease in refundable deposits for telephone installation		(128,392)	(51,366)	(55.2)
Acquisition of treasury stock		—	(213,664)	(229.7)
Payment of dividends		(632,277)	(426,113)	(458.2)
Other, net		(7,205)	(14,526)	(15.7)

Net cash used in financing activities		(3,593,772)	(1,318,904)	(1,418.2)

Net decrease in cash and cash equivalents		(560,487)	(7,015)	(7.5)
Cash and cash equivalents at beginning of year		1,604,267	1,043,780	1,122.3

Cash and cash equivalents at end of year	(Won)	1,043,780	1,036,765	$1,114.8

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(1)	Organization and Description of the Business

KT Corporation (“KT” or the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government gradually reduced its ownership interest in the Company since 1993 and completed the disposition of all of its equity interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

Under Korean law, the MIC and other government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection and broadband internet access services provided by KT. Beginning in January 1998, KT has responsibility for setting rates for domestic long-distance service, international long-distance service and other services without approval from the MIC.

In recent years, KT has been subject to increasing competition as a result of the government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a negative impact on KT’s telephone service revenues and profitability.

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Basis of Presenting Financial Statements

The accompanying non-consolidated financial statements have been extracted from KT’s Korean language financial statements that were prepared in accordance with accounting principles, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The non-consolidated financial statements have been translated from those issued in the Korean language into the English language, and have been modified to allow for the formatting of the financial statements in a manner which is different from the presentation under Korean non-consolidated financial statements practices. In addition, certain modifications have been made in the accompanying non-consolidated financial statements to bring the presentation into conformity with practices outside of the Republic of Korea, and certain information included in the Korean language statutory non-consolidated financial statements, which management believes is not required for a fair presentation of KT’s financial position or results of operations, is not presented in the accompanying non-consolidated financial statements. Accordingly, the accompanying non-consolidated financial statements are intended solely for use by only those who are informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(a)	Basis of Presenting Financial Statements, continued

The accompanying non-consolidated financial statements include only the accounts of KT, and do not consolidate the accounts of any of KT’s consolidated subsidiaries (see note 9). Instead, these entities are accounted for under the equity method of accounting.

Effective January 1, 2006, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No. 19 “Lease”, No. 20 “Related Party Disclosures”. The adoption of these standards did not have a significant impact on the accompanying non-consolidated financial statements. In addition, the Company adopted the Application of Korea Accounting Standard (“AKAS”) 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures.” With the adoption of AKAS 06-2, certain accounts of prior year’s non-consolidated financial statements have been restated as required by this standard.

(b)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c)	Financial Instruments

Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes, maturing within one year. Such investments include time deposits and certificates of deposits.

(d)	Allowance for Doubtful Accounts

Notes and trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes and accounts receivable. The Company determines the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. The Company includes inventory valuation losses in its cost of goods sold (“a component of operating expenses”). The Company recognized inventory valuation losses of (Won)26,833 million and (Won)18,936 million, included in cost of goods sold for the years ended December 31, 2005 and 2006, respectively.

(f)	Investments in Securities

Upon acquisition, the Company classifies certain debt and equity securities, excluding investment securities under the equity method of accounting, into one of the three categories: held-to-maturity, available-for-sale, or trading securities and such determination is reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments, excluding investment securities under the equity method of accounting, not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(f)	Investments in Securities, Continued

Trading securities are carried at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are carried at fair value when it is available, with unrealized gains and losses reported as a capital adjustment, net of tax. When the fair value is not readily determinable, they are carried at cost. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are valued at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in the Republic of Korea.

Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

A decline in market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value and the impairment loss is charged to current results of operations.

(g)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under significant influence.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the net assets of investee. The Company’s share of the profit or loss of the investee is recognized in the Company’s profit or loss and other changes in the investee’s equity are recognized directly in the corresponding equity account of the Company. If the Company holds other investments such as preferred stock or loans issued by the investee, the Company’s share of loss of the investee continues to be recorded until such other investments are reduced to zero.

Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of investor-level goodwill or other intangibles is recorded against the equity income (loss) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews investor-level goodwill or other intangibles for impairment.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(g)	Investment Securities under the Equity Method of Accounting, Continued

Some investee companies depreciate their machinery and equipment by the straight-line method in accordance with Korean GAAP considering the attributes and nature of the underlying assets. Accordingly, the Company does not conform the depreciation method of those investees to the declining-balance method used by the Company.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at the average rate and capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

Under the equity method of accounting, unrealized gains and losses on transactions with an investee are eliminated to the extent of the investor’s interest in the investee. However, unrealized gains and losses from a down-stream transaction with a subsidiary are eliminated entirely.

Investments in affiliated companies are reduced when dividends are declared by shareholders’ meeting of the respective affiliated companies.

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property, plant and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following estimated useful lives of the related units of property:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	6
Tools, furniture and fixtures:
Steel safe boxes	20
Tools, computer equipment and furniture and fixtures	4-8

The Company recognizes interest costs and other financial charges on borrowings associated with the production, acquisition, or construction of property, plant and equipment as an expense in the period in which they are incurred.

The Company tests for the impairment of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(i)	Contributions Received for Capital Expenditures

Contributions received from governmental and related entities for capital expenditures are reflected as a reduction from the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are presented as a deduction of received assets.

(j)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization, as described below:

(i)	Research and Development Costs

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, internal software development costs, after technological feasibility has been established, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), New Operations Support System (NeOSS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company expensed research and development costs of W257,449 million and W209,120 million for the years ended December 31, 2005 and 2006, respectively. In addition, the Company capitalized development costs of W73,953 million and W100,612 million for the years ended December 31, 2005 and 2006, respectively.

(ii)	Frequency Usage Rights

The Company acquired Wireless Broadband (“WiBro”) portable internet frequency usage rights and a license to operate the WiBro business in the Republic of Korea from the MIC during 2005. The rights have a contractual life of 7 years from the grant date and are amortized for the remaining contractual life commencing on June 30, 2006 when commercial service was initiated.

(iii)	Other Intangible Assets

Other intangible assets, which consist of industrial property rights, exclusive rights and software, are stated at cost less accumulated amortization and impairment losses. Amortization is computed by the straight-line method over periods which range from 5 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(k)	Valuation of Receivables at Present Value

Receivables arising from extended payment terms which generally involve sales of personal communication service (PCS) handsets, are stated at present value, and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables and is amortized using the effective interest method over the payment period. The amount amortized is included in interest income.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(l)	Convertible Notes

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities”, related to convertible bonds and bonds with warrants which requires the separate recognition of the convertible features and warrant rights. However, as allowed by the transition clause of the statement, the Company continues to record convertible notes and bonds with warrants issued prior to the effective date as a single accounting unit.

(m)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current salary rates and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying non-consolidated balance sheets as a deduction from the accrual for retirement and severance benefits.

(n)	Provisions, Contingent Liabilities and Contingent Assets

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. In cases where an obligation is settled, the Company recognizes the amount reimbursable from a third party as a separate asset when it is virtually certain that the reimbursement will be received. In such case, income, if any, recognized on receipt of the reimbursement is presented net of the charges made in connection of the provision.

The Company records an accrual for the marketing costs associated with providing gifts under the customer call bonus program when call bonus points are earned. The accrual is recorded in other long-term liabilities on the accompanying non-consolidated balance sheets. The accrual is adjusted periodically based on points earned, points redeemed and changes in estimated costs.

(o)	Revenue Recognition

The Company derives revenue principally from telephone services, PCS services, Internet services, and data communication services. Revenues derived from telephone services are recognized on a service-rendered basis. Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

PCS service revenues consist of PCS handset sales, non-refundable initial subscription fees, fixed monthly access fees and usage charges. The Company recognizes sales on PCS handsets when these are delivered to the dealers, fixed monthly access fees in the period earned, and usage charges at the time services are rendered.

Internet service revenues and data communication service revenue are recognized as revenue in the period earned.

Non-refundable service initiation fees for telephone services, Internet services, PCS services and data communication services are recognized as revenue upon commencement of the service.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(p)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2005 and 2006, monetary assets and liabilities denominated in foreign currencies are translated into Korean won at (Won)1,013.0 to US$1 and (Won)929.6 to US$1, that are permitted by the Korean Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean won at the foreign exchange rate at the date of the transaction.

The Company accounts for foreign exchange translation gains and losses on all borrowings as an expense in the period in which they are incurred.

(q)	Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations. For the years ended December 31, 2005 and 2006, all derivative instruments were recorded as trading contracts.

(r)	Leases

Prior to January 1, 2006, the Company accounted for and classified its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards. When a lease was substantially noncancellable and met one or more of the criteria listed below, the present value of future minimum lease payments was reflected as an obligation under a capital lease.

•	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

•	The leasee has a bargain purchase option.

•	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

•	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

Otherwise, the lease was classified as an operating lease and lease payments expensed as incurred on a straight-line basis over the lease term.

Effective January 1, 2006, the Company adopted SKAS No. 19, “Leases”. Under this standard, the above capital lease criteria have been amended. Specifically, the premise of substantially noncancellable lease has been removed and the criterion of a bargain purchase option has been modified to include also a reasonable certainty, at the inception of the lease, that the option will be exercised. In addition, if the leased property is specialized to the extent that only the lessee can use it without any major modification, it would be considered a capital lease.

However, as allowed by the transition clause of the statement, the Company continues to account for and classifies its lease transactions as an operating or capital lease, depending on terms of the lease under Korean Lease Accounting Standards commenced prior to the effective date of SKAS No. 19.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(s)	Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the expected enactment date.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. However, with the early adoption of Application of Korea Accounting Standard (“AKAS”) 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures,” evaluation of tax benefit, if any, for subsidiaries and affiliates is based on the net deferred tax asset or liability of all temporary differences arising from the same affiliate rather than on an individual basis.

Deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of stockholders’ equity.

Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference. The deferred tax amounts are presented as a net current asset or liability and a net non-current asset or liability, as appropriate.

(t)	Dividends Payable

Annual dividends are recorded when resolved by the board of directors and approved by the shareholders. However, interim dividends are recorded when approved the board of directors based on the authority granted by the Company’s articles of incorporation.

(u)	Stock Options

The stock option program allows the Company’s directors and officers to acquire shares of the Company for a specified price at specified times. The option exercise price is generally fixed at above the market price of the underlying shares at the grant date. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest.

When stock options are exercised, equity is increased by the amount of the proceeds received, and the value of options exercised and credited to capital adjustment account. When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs and corresponding capital adjustment accounts are reversed to earnings. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustment accounts are reversed to capital surplus.

(v)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock holders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share are calculated by dividing net earnings available to common stock holders plus interest expenses, net of tax, of the convertible notes available to common stock holders by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes, unless the effect would be antidilutive.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(w)	Use of Estimates

The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes. Actual results could differ from those estimates.

(3)	Basis of Translating Financial Statements

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2006, have been translated into United States dollars at the rate of W930.0 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York at December 29, 2006, the last day in 2006 for which such rate is available. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Cash	(Won)	—	1,424
Passbook accounts		873	1,471
Cash in transit		406,790	340,836
Money market deposit accounts		196,100	207,900
Money market fund		351,582	31,362
Cash management accounts		30,500	50,000
Foreign currency deposits		57,935	18,265
RPs(Repurchase agreements)(*)		—	50,086
Money trust accounts (*)		—	335,421

	(Won)	1,043,780	1,036,765

(*)	RPs and Money trust accounts are required to be classified in accordance with their underlying investment portfolio. All investments held by these accounts matures in less than three months as of December 31, 2006.

(5)	Restricted Deposits

There are certain amounts included in short-term financial instruments which are restricted in use for expenditures for certain business purposes as of December 31, 2005 and 2006 as follows:

	Millions
	2005		2006
Short-term financial instruments	(Won)	6,531	563

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(6)	Inventories

Inventories as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Construction and repair materials	(Won)	25,445	30,389
Merchandise(*)		118,203	87,554
Less : Valuation allowance		(27,764)	(24,961)

	(Won)	115,884	92,982

(*)	Merchandise mainly consists of PCS handsets, PDA devices and fixed-line handsets.

(7)	Other Current Assets

Other current assets as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Current portion of long-term loans to employees	(Won)	111,962	110,224
Prepaid expenses		14,000	18,922
Prepayments		51,210	8,547
Accrued interest income		6,881	3,356
Refundable deposits		3,097	2,193
Short-term loans, net		3,780	—
Deferred tax assets, net (note 26)		209,340	153,162
Fair value of derivative contracts (note 23(c))		13,164	9,290
Other		2	64

	(Won)	413,436	305,758

(8)	Available-for-sale Securities

Investment in securities as of December 31, 2005 and 2006 are summarized as follows:

(a)	Equity securities

	Percentage of ownership (%)		Millions
	2005	2006	2005	2006
Investment assets:
K-3-I Co., Ltd.	12.5	12.5	300	300
Korea Information Certificate Authority, Inc.	9.4	9.4	2,000	2,000
Real Telecom Corporation	6.5	—	—	—
Korea Multinet Inc.	6.6	—	—	—
Polytech Adventure Town, Inc.	6.7	6.7	200	200
Mirae Asset Securities Co., Ltd.	4.4	—	5,000	—
ICO Global Communications Ltd.	0.1	0.1	—	—
Daegu Football Club	1.8	1.8	300	300
Kookmin Credit Information Inc.	13.0	9.3	—	—
Onse Telecom	2.2	—	1,576	—
Solitech Co., Ltd.	—	4.8	—	6,640
Samjin Information & Communications Co., Ltd.	—	0.1	—	15
Korea Software Financial Cooperative	1.4	1.4	1,000	1,000
Russia-Japan-Korea Cable System	10.0	10.0	—	—

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(8)	Available-for-sale securities, Continued

(a)	Equity securities, Continued

	Percentage of ownership (%)		Millions
	2005	2006	2005		2006
Information and Communication Financial Cooperative	0.1	0.1		16	16
Korea Electric Engineers Association	0.2	0.2		20	20
Binext CT Financial Coperative	—	15.0		—	1,500
Korea Specialty Contractor Financial Cooperative Fund	—	—		—	61

			(Won)	10,412	12,052

Investments in equity securities above, except those of Solitech Co., Ltd., do not have readily determinable fair values and therefore are stated at cost.

In 2006, the Company disposed of shares in Korea Multinet Inc., Mirae Asset Securities Co., Ltd., Real Telecom Corporation and Onse Telecom recognized a gain on disposition of available-for-sale securities amounting to (Won)55,215 million for the year ended December 31, 2006.

(b) Debt securities

	Maturity	Millions
		2005	2006
Current assets:
Government and municipal bonds	2006	1	—

(c)	Changes in unrealized gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the years ended December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Beginning balance	(Won)	3,053	—
Realized gains on disposition of securities		(3,053)	—
Changes in unrealized gains and losses, net		—	6,050

Net balance at end of period		—	6,050
Deferred income tax effect		—	(1,664)

Net balance at end of period, net of tax	(Won)	—	4,386

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(9)	Equity Securities of Affiliates

Investments in affiliated companies accounted for using the equity method as of December 31, 2005 and 2006, are summarized as follows:

	Percentage of ownership (%)		Million
			2005			2006
	2005	2006	Net asset		Book value	Net asset	Book value
Listed:
KT Freetel Co., Ltd. (“KTF”)	44.6	52.2	(Won)	1,865,286	2,556,725	2,249,264	2,765,135
KT Hitel Co., Ltd. (“KTH”)	65.9	65.9		105,169	106,134	106,809	107,453
KT Submarine Co., Ltd. (“KTSC”)	36.9	36.9		21,643	21,561	18,686	18,686
Olive Nine Co., Ltd (*)	—	19.7		—	—	4,245	22,000
Unlisted:
KT Powertel Co., Ltd. (“KTP”)	44.9	44.9		36,065	36,065	27,653	27,653
KT Networks Corporation (“KTN”)	100.0	100.0		46,521	46,452	50,858	50,840
KT Rental Co., Ltd. (“KTR”)	100.0	100.0		44,430	44,430	40,623	40,535
KT Linkus Co., Ltd. (“KTL”)	93.8	93.8		30,002	29,278	7,323	6,875
KT Commerce, Inc. (“KTC”)(**)	19.0	19.0		321	243	929	862
Korea Telecom America, Inc. (“KTAI”)	100.0	100.0		2,941	2,941	2,806	2,806
KT China Co., Ltd. (“KTCC”)	100.0	100.0		827	827	813	813
New Telephone Company (“NTC”)	72.5	80.0		74,528	73,870	93,581	93,581
Korea Telephone Directory Co., Ltd. (“KTD”)	34.0	34.0		6,410	6,410	7,867	7,867
Pivotec Co., Ltd. (*)	15.6	15.6		3,321	3,165	6,299	6,299
Korea IT Venture Partners Inc.	28.0	28.0		8,891	8,891	9,204	9,204
eNtoB Corp.(**)	15.6	15.6		3,150	3,150	3,363	3,363
KBSi Co., Ltd.	32.4	32.4		2,638	2,638	2,810	2,810
Goodmorning F Co., Ltd.(*)	19.0	19.0		508	508	826	826
KT Realty Development and Management Co., Ltd. (“KTRDM”) (*)	19.0	19.0		1,978	1,978	2,375	2,375
Korea Information Data Corp. (“KID”) (*)	19.0	19.0		10,706	10,706	12,230	12,230
Korea Information Service Corp. (“KIS”) (*)	19.0	19.0		6,803	6,803	8,382	8,382
Mongolian Telecommunications Co., Ltd. (“MTC”)	40.0	40.0		8,586	8,586	9,321	9,321
KT Internal Venture Fund No. 2	94.3	94.3		5,164	5,164	5,144	5,144
Korea Telecom Venture Fund No. 1	70.0	70.0		14,105	14,105	12,862	12,862
Korea Information Technology Fund (“KITF”)	23.3	23.3		72,002	72,002	71,128	71,128
Sky Life Contents Fund	22.5	22.5		4,915	4,915	5,050	5,050
Sidus FNH Corporation	35.7	35.7		6,039	19,599	6,101	16,949
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	24.5	24.5		(16,382)	28,169	(16,958)	16,455
Mostech Co., Ltd. (*)	—	17.9		—	—	715	4,186
Telecop Service Co., Ltd. (“TSC”)	—	93.8		—	—	24,810	24,810
Sidus FNH Benex Cinema Investment Fund (**)	—	13.3		—	—	4,013	4,013
KT Capital Co., Ltd.	—	100.0		—	—	99,573	99,573
Korea Seoul Contact all Co., Ltd. (*)	—	19.0		—	—	228	228
Korea Service and Communication Co.,Ltd. (*)	—	19.0		—	—	228	228
Korea Call Center Co., Ltd. (*)	—	19.0		—	—	228	228
TMworld Co.,Ltd. (*)	—	19.0		—	—	228	228
Ubiquitous Marketing Service and
Communication Co., Ltd. (“UMS&C”) (*)	—	19.0		—	—	228	228
Korea Telecom Philippines, Inc. (“KTPI”)	100.0	100.0		(83,044)	—	(81,027)	—
Korea Telecom Japan Co., Ltd. (“KTJ”)	100.0	100.0		(533)	—	(76)	—
KT Internal Venture Fund No. 1	89.3	—		15,012	15,012	—	—
KT Instrument & Communication Corp. (“KTIC”)	19.0	—		413	413	—	—
Bank Town Co., Ltd.	19.0	—		572	572	—	—

			(Won)	2,298,987	3,131,312	2,798,742	3,461,226

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(9)	Equity Securities of Affiliates, Continued

(*)	The Company has significant influence over these affiliated companies. As a result, the Company accounts for these investments in affiliated companies under the equity method.
(**)	The ownership percentages including subsidiaries’ ownership in these affiliated companies are over 20%. As a result, the Company accounts for these investments in affiliated companies under the equity method.

In July 2005, Goodmorning F Co., Ltd. was split into KT Reality Development and Management Co., Ltd. and Goodmorning F Co., Ltd. According to the resolution of its board of directors and stockholders’ meeting, Goodmorning F Co., Ltd. continues as an operating entity and KT Realty Development and Management Co., Ltd. was established as a new company.

On October 17, 2005, KTN was split into KTN and KTR. According to the resolution of its board of directors and stockholders’ meeting, KTN continues as an operating entity and KTR was established as a new company. In addition, KT invested an additional (Won)15,000 million in KTR during 2005.

In November, 2005, KT acquired a 15.7% in equity ownership interest of Sidus FNH Corporation amounting to (Won)5,000 million. On December 9, 2005, KT invested an additional (Won)14,599 million in Sidus FNH Corporation. As a result, KT’s equity ownership interest in Sidus FNH Corporation increased to 35.7%.

During 2004, the Company’s investment in KDB was reduced to nil due to KDB’s operating losses and the Company impairing investor-level goodwill of (Won)37,030 million. As a result, as of December 31, 2004, the Company discontinued the use of the equity method of accounting for KDB since the Company did not provide any guarantees or have any commitments to provide additional financial support to KDB. However, in December 2005, KDB issued new shares in the amount of the (Won)46,000 million which were acquired by JP Morgan Whitefriars Inc. (including the rights to dividends and voting rights of the KDB shares). Related to this share issuance by KDB, the Company and JP Morgan Chase Bank entered into a ‘Put and Call Combination’ contract based on the related shares of KDB amounting to (Won)46,000 million plus a cash premium of (Won)7,383 million. Under this contract, KT has the option to acquire the KDB shares of JP Morgan Whitefriars Inc. during the period from December 29, 2007 to December 29, 2008. Otherwise, JP Morgan Chase Bank has the option to exercise the put-option to KT on December 29, 2008. The exercise price under the contract for both KT and JP Morgan Chase Bank is (Won)46,000 million. The Company recorded the right and obligation of the option (including the premium) amounting to (Won)53,383 million as equity investment in KDB and a long-term payable under the put and call agreement of (Won)46,000 million as of December 31, 2005. In addition, as of December 31, 2005, the Company has resumed the equity method of accounting for its investment in KDB and considers its equity ownership percentage with the right and obligation of the contract when applying the equity method of accounting. As a result of resuming the equity method of accounting for KDB during 2005, the Company recognized equity in losses of(Won) 25,214 million and(Won) 11,803 million relating to its investment in KDB for the years ended December 31, 2005 and 2006, respectively.

In December 2005, KTF entered into a strategic alliance with NTT DoCoMo Inc. (“DoCoMo”). DoCoMo is a mobile communications company based in Japan. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF through KTF issuing new shares in the amount of (Won)494,311 million plus DoCoMo purchasing KTF treasury shares of (Won)69,455 million. As a result, the Company’s equity ownership interest in KTF decreased from 48.7% as of December 31, 2004 to 44.6% as of December 31, 2005. Based on the issuance of KTF’s shares to DoCoMo, the Company recognized an unrealized gain of (Won)95,650 million for the year ended December 31, 2005, which is recorded within capital adjustments.

During 2006, KT purchased 12,489,850 shares of KTF amounting to (Won)356,700 million. As a result, KT’s equity ownership interest in KTF increased to 50.8%. In December 2006, due to retirement of treasury stock of KTF, KT’s equity ownership interest in KTF increased to 52.2% as of December 31, 2006.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(9)	Equity Securities of Affiliates, Continued

In 2006, KT purchased 8,750,000 shares of Olive Nine Co., Ltd. amounting to (Won)22,000 million and 40 shares of Sidus FNH Benex Cinema Investment Fund amounting to (Won)4,000 million. As a result, KT obtained 19.7% and 13.3% of ownership interest in Olive Nine Co., Ltd and in Sidus FNH Benex Cinema Investment Fund, respectively.

In 2006, KT established five Call Center Corporations (Korea Seoul Contact all Co., Ltd., Korea Service and Communication Co., Ltd., Korea Call Center Co., Ltd., TMworld Co., Ltd., Ubiquitous Marketing Service and Communication Co., Ltd.) and KT purchased 45,600 shares of each Call Center amounting to (Won)228 million, respectively. As a result, KT obtained 19% of ownership interest in each of Call Center Corporations.

In 2006, KT purchased 200,000 shares of Mostech Co., Ltd. amounting to (Won)5,000 million. As a result, KT obtained 18.6% of ownership interest in Mostech Co., Ltd. In December 2006, Mostech Co., Ltd. issued new shares which were not acquired by KT. As a result, KT’s equity ownership interest in Mostech Co., Ltd. decreased to 17.9% and KT recognized a gain on disposition of securities of affiliates amounting to (Won)158 million.

On November 14, 2006, KT Linkus Co., Ltd. was split into Telecop Service Co., Ltd. and KT Linkus Co., Ltd. continues as an operating entity and Telecop Service Co., Ltd. was established as a new company.

On December 1, 2006, KT Rental Co., Ltd was split into KT Capital Co., Ltd. and KT Rental Co., Ltd. continues as an operating entity and KT Capital Co., Ltd. was established as a new company. In addition, KT invested an additional (Won)100,000 million in KT Capital Co., Ltd. during 2006.

In 2006, due to retirement of treasury stock of NTC, KT’s equity ownership interest in NTC increased to 80.0% as of December 31, 2006.

In January 2006, KT disposed of all of its holdings of equity shares in Bank Town Co., Ltd. and recognized a gain on disposition of securities of affiliates amounting to (Won)4,871 million.

In October 2006, KT disposed of all of its holdings of equity shares in KT Instrument & Communication Corp. and recognized a loss on disposition of securities of affiliates amounting to (Won)143 million.

In 2006, KT Internal Venture Fund No. 1 went into liquidation. As a result, KT received cash amounting to (Won)5,380 million and shares of Solitech Co., Ltd. as a dividend in liquidation. Upon receiving shares of Solitech Co., Ltd., KT reclassified unrealized gains on equity securities of affiliates amounting to (Won)4,284 million under the equity method to unrealized gains on available-for-sale securities.

Details of the difference between the acquisition cost and the Company’s share of the investee’s identifiable net assets as of December 31, 2006 were as follows:

	Millions
Affiliate	Beginning balance		Increase	Amortized amount	Balance at December 31, 2006
KTF	(Won)	695,139	—	182,514	512,625
NTC		(658)	—	(658)	—
KDB		44,551		11,138	33,413
Sidus FNH Corp.		13,560	—	2,712	10,848
Mostech Co., Ltd.		—	3,857	386	3,471
Olive Nine Co., Ltd.		—	17,755	—	17,755

	(Won)	752,592	21,612	196,092	578,112

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(9)	Equity Securities of Affiliates, Continued

Details of eliminated unrealized gains (losses) from intercompany transactions for the year ended December 31, 2006 were as follows:

	Millions
Affiliate	Inventories		Property & equipment	Total
KTF	(Won)	914	(4,160)	(3,246)
KTH		—	(644)	(644)
KTN		—	18	18
KTL		—	448	448
KTC		—	67	67
KTR		—	88	88

	(Won)	914	(4,183)	(3,269)

Investments in affiliated companies under the equity method of accounting as of December 31, 2005 are as follows:

	Millions
	Cost		Equity in retained earnings (deficit)	Equity income (loss) in 2005	Unrealized gains (losses)(**)	Dividends received in 2005	Book value
Listed(*):
KTF	(Won)	3,463,803	(1,071,773)	83,152	130,845	(49,302)	2,556,725
KTH		67,780	48,689	(4,659)	(5,676)	—	106,134
KTSC		8,085	13,752	(1,098)	822	—	21,561

Unlisted:
KTP		55,135	(14,252)	(7,248)	2,430	—	36,065
KTN		23,458	22,386	1,957	(1,349)	—	46,452
KTR		41,342	—	1,740	1,348	—	44,430
KTL		50,861	2,528	(29,665)	5,554	—	29,278
KTC		1,330	(1,330)	241	2	—	243
KTAI		4,783	(4,488)	163	2,483	—	2,941
KTPI		2,481	(2,481)	—	—	—	—
NTC		33,064	42,728	21,758	(23,680)	—	73,870
KTJ		6,586	(6,586)	—	—	—	—
KTCC		1,245	7	(211)	(214)	—	827
KTD		6,800	1,977	(2,367)	—	—	6,410
Pivotec Co., Ltd.		3,011	283	106	(235)	—	3,165
Korea IT Venture Partners, Inc.		9,000	1,196	(1,379)	74	—	8,891
KID		3,800	5,338	1,568	—	—	10,706
KIS		2,850	3,157	796	—	—	6,803
KTRDM		506	945	496	82	(51)	1,978
Goodmorning F Co., Ltd.		254	475	(108)	(88)	(25)	508
KTIC		95	259	59	—	—	413
Bank Town Co., Ltd.		190	379	10	(7)	—	572
KBSi Co., Ltd.		4,760	(3,095)	972	1	—	2,638
eNtoB Corp.		2,500	(5)	655	—	—	3,150
MTC		3,450	10,323	735	(5,922)	—	8,586
KT Internal Venture Fund No. 1		3,303	—	4,742	6,967	—	15,012
KT Internal Venture Fund No. 2		5,000	—	164	—	—	5,164
Korea Telecom Venture Fund No. 1		14,000	—	204	(99)	—	14,105
KITF		70,000	—	4,173	—	(2,171)	72,002
Sky Life Contents Fund		4,500	—	415	—	—	4,915
Sidus FNH Corporation		19,599	—	—	—	—	19,599
KDB		185,274	(131,890)	(25,215)	—	—	28,169

	(Won)	4,098,845	(1,081,478)	52,156	113,338	(51,549)	3,131,312

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(9)	Equity Securities of Affiliates, Continued

(*)	The quoted market values (based on closing Korea Stock Exchange and KOSDAQ prices) of KTF, KTH and KTSC as of December 31, 2005 are (Won)2,209,628 million, (Won)263,900 million and (Won)11,966 million, respectively.
(**)	The deferred tax effect of (Won)6,320 million is not included.

Investments in affiliated companies under the equity method of accounting as of December 31, 2006 are as follows:

	Millions
	Cost		Equity in retained earnings (deficit)	Equity income (loss) in 2006	Unrealized gains (losses)(**)	Other increase (dividends) in 2006	Book value
Listed(*):
KTF	(Won)	3,820,503	(1,037,923)	18,794	16,663	(52,902)	2,765,135
KTH		67,780	44,030	(101)	(4,256)	—	107,453
KTSC		8,085	12,654	(2,543)	490	—	18,686
Olive Nine Co., Ltd		22,000	—	—	—	—	22,000
Unlisted:
KTP		55,135	(21,500)	(8,412)	2,430	—	27,653
KTN		23,458	24,343	4,388	(1,349)	—	50,840
KTR		40,342	1,740	(2,895)	1,348	—	40,535
KTL		24,502	(27,137)	4,047	5,463	—	6,875
KTC		1,330	(1,089)	611	10	—	862
KTAI		4,783	(4,325)	110	2,238	—	2,806
KTPI		2,481	(2,481)	—	—	—	—
KTCC		1,245	(204)	29	(257)	—	813
NTC		33,064	64,486	15,997	(17,770)	(2,196)	93,581
KTJ		6,586	(6,586)	—	—	—	—
KTD		6,800	(390)	1,456	1	—	7,867
Pivotec Co., Ltd.		3,011	389	(462)	3,361	—	6,299
Korea IT Venture Partners, Inc.		9,000	(183)	645	(258)	—	9,204
eNtoB Corp.		2,500	650	213	—	—	3,363
KBSi Co., Ltd.		4,760	(2,123)	174	(1)	—	2,810
Goodmorning F Co., Ltd.		254	342	315	(85)	—	826
KTRDM		506	1,390	530	82	(133)	2,375
KID		3,800	6,906	1,676	—	(152)	12,230
KIS		2,850	3,953	1,693	—	(114)	8,382
KTIC		95	318	34	—	(447)	—
Bank Town Co., Ltd.		190	389	—	—	(579)	—
MTC		3,450	11,058	1,647	(6,252)	(582)	9,321
KT Internet Venture Fund No. 1		3,303	4,742	(2,076)	—	(5,969)	—
KT Internet Venture Fund No. 2		5,000	164	(20)	—	—	5,144
Korea Telecom Venture
Fund No. 1		14,000	204	(1,360)	18	—	12,862
KIFT		70,000	2,002	(876)	266	(264)	71,128
Sky Life Contents Fund		4,500	415	135	—	—	5,050
Sidus FNH Corporation		19,599	—	(2,650)	—	—	16,949
KDB		185,274	(157,105)	(11,803)	89	—	16,455
Mostech Co., Ltd.		5,000	—	(972)	—	158	4,186
TSC		26,359	—	(1,692)	143	—	24,810
Sidus FNH Benex Cinema
Investment Fund		4,000	—	13	—	—	4,013
KT Capital Co., Ltd.		101,000	—	30	(1,457)	—	99,573
Korea Seoul Contact all Co., Ltd.		228	—	—	—	—	228
KSCC		228	—	—	—	—	228
Korea Call Center Co., Ltd.		228	—	—	—	—	228
TMworld Co., Ltd.		228	—	—	—	—	228
UMS&C		228	—		—	—	228

	(Won)	4,587,685	(1,080,871)	16,675	917	(63,180)	3,461,226

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(9)	Equity Securities of Affiliates, Continued

(*)	The quoted market values (based on closing Korea Stock Exchange and KOSDAQ prices) of KTF, KTH, KTSC and Olive Nine Co., Ltd. as of December 31, 2006 are (Won)3,038,366 million, (Won)160,615 million, (Won)12,127 million and (Won)24,238 million, respectively.
(**)	The deferred tax effect of (Won)5,676 million is not included.

In prior years, the investment in KTPI and KTJ was reduced to nil due to continuous operating losses. As a result, the Company discontinued the use of the equity method of accounting for these investments as the Company does not provide any guarantees or have any commitments to provide additional financial support for these entities.

Accumulated operating losses of equity method investees not reflected in equity loss in affiliates due to discontinuation of the equity method of accounting as of December 31, 2005 and 2006 are as follows:

	Millions
	2005		2006
KTPI	(Won)	(83,044)	(118,824)
KTJ		(533)	(253)

Total	(Won)	(83,577)	(119,077)

Summarized financial information of affiliates as of December 31, 2006 was as follows:

	Millions
	Assets		Liabilities	Revenue	Net income (loss)
KTF	(Won)	8,068,028	3,757,996	6,507,350	411,702
KTN		143,964	93,175	300,392	4,319
KTP		197,494	135,830	95,858	(18,759)
KTL		81,865	74,129	209,562	4,002
KTH		189,939	27,964	120,854	334
KTSC		59,412	8,866	37,181	(6,769)
NTC		133,278	16,249	25,787	19,621
KTR		344,319	303,696	144,275	(2,422)
KITF		304,832	—	9,123	1,374
Sidus FNH Corporation		25,002	7,911	38,859	175
Olive Nine Co., Ltd.		43,580	22,013	27,968	(10,924)
TSC		93,545	67,099	14,890	(1,804)
KT Capital Co., Ltd.		99,964	392	362	29

(10)	Transactions and Balances with Related Parties

(a)	The list of subsidiaries of the Company as of December 31, 2006 was as follows:

Type of Control	Subsidiaries
Direct control	KTF, KTH, KTSC, KTP, KTN, KTL, KTR, Sidus FNH Corporation, KT Internal Venture Fund No.2, KT Telecom Venture Fund No.1, TSC, KT Capital Co., Ltd., Olive Nine Co., Ltd., KTAI, KTPI, NTC, KTJ, KTCC Sidus FNH Benex Cinema Investment Fund

Type of Control	Subsidiaries
Indirect control via KTF	KTF Technologies Inc. (“KTFT”), KTF MHows, PT.KTF Indonesia
Indirect control via KTH	KTC

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(10)	Transactions and Balances with Affiliated Companies, Continued

(b)	Details of related party transactions of the Company as of December 31, 2006 were as follows:

Relationship	Company	Account	Transactions
Direct subsidiary	KTF	Accounts payable	Purchase of PCS network capacities for PCS service resale, etc.
	KTN	Accounts payable - other	Purchase of network maintenance and other network-related services, etc.
	KTL	Accounts payable	Purchase of public telephone maintenance and other related services, etc.
	KTH	Accounts payable	Purchase of system integration services for Wireless Broadband platform, etc.
	KTR	Accounts payable	Lease for automobile and fixtures, etc.
Indirect subsidiary via KTF	KTFT	Accounts payable	Purchase of PCS handsets
Indirect subsidiary via KTH	KTC	Accounts payable	Purchase of goods for KT mall
Equity investee	KDB eNtoB Corp.	Accounts receivable Accounts payable - other	Broadcasting equipment leases and sales Purchase of supplies
	KIS	Accounts payable - other	Purchase of 114 call center operation and related service, etc.
	KID	Accounts payable - other	Purchase of 114 call center operation and related service, etc.

(c)	Significant transactions which occurred in the normal course of business with related parties for the years ended December 31, 2005 and 2006 are summarized as follows:

		Millions
Related Party	Income statement items	2005		2006
KTF	Operating revenue	(Won)	499,379	409,425
	Operating expense		779,524	730,399
	Contributions received for losses on universal telecommunications services		9,592	14,977
	Interest income		3,455	110
	Purchases of property, plant and equipment (*)		120,122	—
KTH	Operating revenue		2,722	3,493
	Operating expense		47,290	41,020
KTN	Operating revenue		42,720	39,644
	Operating expense		227,586	172,716
KTL	Operating revenue		12,807	10,605
	Operating expense		109,796	98,277
KTFT	Operating revenue		1,632	1,175
	Operating expense		57,250	86,720
KTC	Operating revenue		1,197	976
	Operating expense		173,795	214,323
KTR	Operating revenue		35	2,549
	Operating expense		3,648	34,394
KDB	Operating revenue		120,590	89,520
	Operating expense		1,502	5,591
KID	Operating revenue		11,983	12,666
	Operating expense		99,809	111,425
Goodmorning F Co., Ltd.	Operating revenue		830	449
	Operating expense		54,742	50,677
KTRDM	Operating revenue		263	649

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(10)	Transactions and Balances with Affiliated Companies, Continued

		Millions
Related Party	Income statement items	2005		2006
	Operating expense		25,952	58,035
KIS	Operating revenue		10,262	17,610
	Operating expense		71,488	75,806
eNtoB Corp.	Operating expense		130,712	132,655
Pivotec Co., Ltd.	Operating revenue		1,425	127
	Operating expense		33,360	33,399
Other	Operating revenue		23,702	24,911
	Operating expense		11,824	11,591

Total	Revenue	(Won)	742,594	628,886

	Expense	(Won)	1,828,278	1,857,028

	Purchases of property, plant and equipment(*)	(Won)	120,122	—

(*)	In February 2005, the Company purchased certain transmission equipment from KTF.

(d)	Significant account balances which occurred in the normal course of business with affiliated companies as of December 31, 2005 and 2006 are summarized as follows:

		Millions
Related Party	Balance sheet items	2005		2006
KTF	Notes and accounts receivable – trade	(Won)	41,878	85,421
	Notes and accounts payable – trade		204,134	146,470
	Key money deposits		35,298	29,902
KTH	Notes and accounts receivable – trade		216	309
	Accrued expenses		11,689	14,775
KTN	Notes and accounts receivable – trade		11,948	13,314
	Accounts payable – other		56,095	49,166
KTL	Notes and accounts receivable – trade		790	122
	Notes and accounts payable – trade		25,058	16,925
KTPI	Accounts receivable– other		16,220	14,885
KTFT	Notes and accounts receivable – trade		826	22
	Notes and accounts payable – trade		5,712	16,174
KTC	Notes and accounts receivable – trade		3,147	3,155
	Notes and accounts payable – trade		36,832	22,949
KTR	Notes and accounts receivable – trade		18	42
	Notes and accounts payable – trade		214	33,506
KDB	Notes and accounts receivable – trade		88,891	28,678
	Accounts payable - other		44	1,141
KID	Notes and accounts receivable – trade		661	2,901
	Accounts payable – other		15,895	16,136
Goodmorning F Co., Ltd.	Accounts payable – other		2,678	8,104
KTRDM	Notes and accounts receivable – trade		—	437
	Accounts payable – other		14,879	18,789
KIS	Notes and accounts receivable – trade		251	2,390
	Accounts payable – other		10,709	11,969

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(10)	Transactions and Balances with Affiliated Companies, Continued

		Millions
Related Party	Balance sheet items	2005		2006
Pivotec Co., Ltd.	Notes and accounts receivable – trade	(Won)	133	1
	Accounts payable – other		15,008	7,172
eNtoB Corp.	Accounts payable – other		24,639	23,283
Other	Accounts receivable		7,368	7,284
	Accounts payable		4,888	4,174

Total	Accounts receivable	(Won)	172,347	158,961

	Accounts payable	(Won)	463,772	420,635

(e)	As of December 31, 2006, the Company has provided guarantees for the following affiliates’ indebtedness and contract performance as follows:

	Millions
Related party	Initial amount		Remaining guarantee as of December 31, 2006
KTSC	(Won)	53,917	33,805
NTC		11,155	929

	(Won)	65,072	34,734

(f)	Salaries paid and other incentives granted to directors and executive officers for the years ended December 31, 2006 are as follows:

	Millions		Description
Fixed compensation	(Won)	20,078	Salaries, bonuses and other allowances
Performance incentive		1,027	Stock options and other performance incentives
Total	(Won)	21,105

(11)	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2005 were as follows:

	Millions
	2005
	Beginning balance		Acquisition cost	Disposals	Depreciation	Others	Book value as of December 31, 2005
Land	(Won)	1,015,119	392	922	—	26,028	1,040,617
Buildings		2,855,737	1,035	10,348	118,971	162,370	2,889,823
Structures		171,957	2	480	14,154	14,157	171,482
Machinery		6,183,372	10,406	36,968	1,915,437	1,625,047	5,866,420
Vehicles		11,825	28	151	4,759	378	7,321
Others		174,157	55,122	2,359	112,800	34,924	149,044
Construction-in-progress		224,892	1,958,245	—	—	(1,896,321)	286,816

	(Won)	10,637,059	2,025,230	51,228	2,166,121	(33,417)	10,411,523

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(11)	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the years ended December 31, 2006 were as follows:

	Millions
	2006
	Beginning balance		Acquisition cost	Disposals	Depreciation	Others	Book value as of December 31, 2006
Land	(Won)	1,040,617	220	9,296	—	28,989	1,060,530
Buildings		2,889,823	—	19,574	123,145	166,802	2,913,906
Structures		171,482	—	713	14,562	15,638	171,845
Machinery		5,866,420	14,351	47,090	1,819,588	1,836,716	5,850,809
Vehicles		7,321	868	29	3,329	728	5,559
Others		149,044	47,990	1,914	99,527	41,969	137,562
Construction-in-progress		286,816	2,110,561	—	—	(2,139,504)	257,873

	(Won)	10,411,523	2,173,990	78,616	2,060,151	(48,662)	10,398,084

Property, plant and equipment are insured against fire damage up to an amount of (Won)705,171 million and (Won)683,007 million as of December 31, 2005 and 2006, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(b)	Officially Declared Value of Land

The officially declared value of land, as most recently announced by the Ministry of Construction and Transportation, is as follows:

	Millions
	Book value		Declared value
Head office	(Won)	151,904	491,932
Metropolitan District		403,663	2,806,293
Busan District		105,286	459,999
Jeonnam District		91,766	223,924
Daegu District		119,062	300,201
Chungnam District		49,048	180,746
Jeonbuk District		48,082	115,115
Kangwon District		44,672	95,320
Chungbuk District		31,473	96,021
Jeju District		15,574	32,851

	(Won)	1,060,530	4,802,402

The officially declared value, which is used for government purposes, is not intended to represent fair value.

(12)	Other Assets

Other assets as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Long-term loans to employees	(Won)	311,347	187,581
December 31, 2005 and 2006
Research and development costs		173,292	193,544
Frequency usage rights		125,800	113,031
Other intangible assets		144,006	164,207

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(12)	Other Assets, Continued

	Millions
	2005		2006
Leasehold deposits	(Won)	79,500	76,089
Long-term accounts receivable - trade, net		64,734	45,939
Long-term accounts receivable - other		2,697	7,862
Other		62,969	63,530

	(Won)	964,345	851,783

During 2005, the Company acquired Wireless Broadband (“WiBro”) portable internet frequency usage rights and a license to operate the WiBro business in the Republic of Korea from the MIC for (Won)125,800 million. The Company recorded the amount as frequency usage rights included in other assets in the accompanying non-consolidated balance sheet as of December 31, 2006. The rights have a contractual life of 7 years from the grant date and are amortized for the remaining contractual life commencing on June 30, 2006 when commercial service was initiated.

Changes in intangible assets for the years ended December 31, 2005 and 2006 are as follows:

	Millions
	2005					2006
	Research and Development costs		Frequency usage rights	Other	Sub Total	Research and Development costs	Frequency usage rights	Other	Sub Total
Beginning balance	(Won)	164,212	—	134,894	299,106	173,292	125,800	144,006	443,098
Increase		73,953	125,800	35,874	235,627	100,612	—	50,128	150,740
Amortization		(63,394)	—	(26,471)	(89,865)	(79,883)	(12,769)	(28,953)	(121,605)
Other changes		(1,479)	—	(291)	(1,770)	(477)	—	(974)	(1,451)

Net balance at end of year	(Won)	173,292	125,800	144,006	443,098	193,544	113,031	164,207	470,782

(13)	Other Current Liabilities

Other current liabilities as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Key money deposits	(Won)	139,345	141,209
Fair value of derivative contracts (note 23(c))		127,903	169,082
Other		10,697	7,206

	(Won)	277,945	317,497

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(14)	Long-term Debt

Long-term debt as of December 31, 2005 and 2006 is summarized as follows:

	Interest rate per annum	Maturity date	Millions
			2005		2006
Local currency (Won) debt:
Bonds	4.22%-9.02%	2007-2015	(Won)	4,460,000	3,990,000
Inter-Korea Cooperation Fund	2.00%	2026		—	3,767
Information and Telecommunication Improvement Fund	4.18%-4.83%	2007-2010		77,465	50,885

				4,537,465	4,044,652

Foreign currency (U.S. dollars) debt:
MTNP notes	4.88%-6.50%	2014-2034		1,114,300	1,208,480
Yankee bonds	7.63%	2007		354,550	185,920
Floating rate notes	Libor+0.80%	—		151,950	—
Convertible notes	0.25%	—		14,812	—

				1,635,612	1,394,400

Total				6,173,077	5,439,052
Less: Discount on bonds				31,652	29,674
Current portion, net of discount of (Won)266 million in 2005and (Won)538 million in 2006				800,214	709,150

			(Won)	5,341,211	4,700,228

In June 2005, the Company updated its Medium Term Note Program (MTNP) from US$1 billion to US$2 billion. As of December 31, 2006, the Company has issued notes in the amount of US$1,300 million with a fixed interest rate under the MTNP. The notes are listed on the Singapore Stock Exchange. As of December 31, 2006, the unused portion of the MTNP amounted to US$700 million.

On January 4, 2002, the Company issued convertible notes with an aggregate face amount of US$1,318 million. During 2006, the remaining holders of convertible notes exercised their right to convert notes in the principle amount of (Won)14,812 million (US$11,245 thousand) into 260,531 shares of the Company’s common stock.

Aggregate principal maturities for the Company’s long-term debt as of December 31, 2006 are as follows:

Fiscal year ending December 31,	Millions
2007	(Won)	709,688
2008		438,020
2009		407,253
2010		651,844
2011		780,000
Thereafter		2,452,247

	(Won)	5,439,052

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(15)	Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications. As of December 31, 2005 and 2006, these refundable deposits amounted to (Won)958,885 million and (Won)907,519 million, respectively.

Beginning on September 15, 1998, KT allowed customers to choose between alternative plans for basic telephone service. Under such plan, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service initiation fees were recorded as operating revenues. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

(16)	Accrual for Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Estimated severance benefits accrual at beginning of year	(Won)	877,966	1,082,978
Provision for the year		225,940	210,184
Payments		(20,928)	(58,150)

Estimated severance benefits accrual at end of year		1,082,978	1,235,012

Deposit for severance benefits insurance		(751,590)	(898,102)

Net balance at end of year	(Won)	331,388	336,910

(17)	Other Long-term Liabilities

Other long-term liabilities as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Accrual for customer call bonus points	(Won)	74,567	74,187
Key money deposits from customers		9,760	7,570
Advance receipts		8,165	6,201
Deferred tax liabilities, net (note 26)		7,846	16,896
Payable under put and call agreement (note 9)		46,000	46,000
Other		29,392	47,493

	(Won)	175,730	198,347

The Company recognized nil and (Won) 20,487 million of additional provision for customer call bonus points and (Won) 38,346 and (Won) 20,867 of write-offs due to expiration or usage of points for the years ended December 31, 2005 and 2006, respectively.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(18)	Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currency as of December 31, 2005 and 2006 are summarized as follows:

	2005			2006
	Foreign Currency (USD in thousand)	Won equivalent (in million)		Foreign Currency (USD in thousand)	Won equivalent (in million)
Assets:
Cash and cash equivalents	$57,191	(Won)	57,935	$19,648	(Won)	18,265
Notes and accounts receivable-trade	186,317		188,739	184,695		171,693
Accounts receivable – other	16,012		16,220	16,012		14,885
Short-term loans	19,328		19,579	15,327		14,248

	$278,848	(Won)	282,473	$235,682	(Won)	219,091

Liabilities:
Notes and accounts payable - trade	$165,084	(Won)	167,230	$164,751	(Won)	153,153
Long-term debt excluding convertible	1,600,000		1,620,800	1,500,000		1,394,400
notes, including current portion
Convertible notes	11,245		14,812	—		—

	$1,776,329	(Won)	1,802,842	$1,664,751	(Won)	1,547,553

(19)	Common Stock

As of December 31, 2005 and 2006, the Company’s authorized share capital was 1,000,000,000 shares, which consists of shares of common stock, par value of (Won)5,000 per share, and shares of non-voting preferred stock, par value of (Won)5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue shares of preferred stock up to one-fourth of the Company’s total issued capital stock. The Company has never issued shares of preferred stock. As of December 31, 2005 and 2006, 284,849,400 shares and 279,627,400 shares of common stock had been issued, of which 71,532,222 shares were held in the treasury stock fund or as treasury shares.

As allowed by the Securities Exchange Law of the Republic of Korea, the Company retires its treasury shares by a charge to retained earnings rather than its common stock. Therefore, common stock is not determined as the amount by multiplying the number of shares issued by common stock of (Won)5,000 par value.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(20)	Capital Surplus

Capital surplus as of December 31, 2005 and 2006 is summarized as follows:

	Millions
	2005		2006
Paid-in capital in excess of par value		1,440,258	1,440,258
Gain on sale of treasury shares		—	652

	(Won)	1,440,258	1,440,910

(21)	Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Involuntary reserve:

Legal reserve	(Won)	780,499	780,499

Voluntary reserve:
Reserve for technology and human resource development		350,000	350,000
Reserve for business rationalization		443,416	443,416
Reserve for business expansion		4,000,000	4,000,000
Reserve for redemption of telephone bonds		207,947	207,947
Reserve for social overhead capital		30,000	—

	(Won)	5,811,862	5,781,862

Retained earnings appropriated to the legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires the Company to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

Under the Special Tax Treatment Control Law, the Company is allowed to appropriate a reserve for technology and human resource development to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. This reserve may be restored to retained earnings in accordance with the relevant tax laws. Such amount is to be taken back into taxable income in the year of disappropriation. During 2005, the Company appropriated (Won)350,000 milion of retained earnings into reserve for technology and human resource development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. However, the Company was required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion, research and development, redemption of telephone bonds and for social overhead capital at its own discretion, each of which are regarded as a voluntary reserve.

The Company appropriated reserve for loss on retirement of treasury stock of (Won)38,431 million, which was approved at the shareholders’ meeting held on March 10, 2006. The appropriation fully offset previous losses incurred on retirement of treasury stock.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(22)	Treasury Stock

(a)	Trust fund

During 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of (Won)100 billion. This trust fund is managed by a bank, which is used primarily as a vehicle for trading the common stock of the Company. The trust fund (which is recorded at cost) held 1,259,170 shares of treasury stock as of December 31, 2005 and 2006.

(b)	Issuance to the convertible notes holders

During 2005 and 2006, certain holders of convertible notes, which were issued on May 25, 2002, converted their notes into shares of the Company’s common stock. As part of this transaction, 85 shares and 260,531 shares of treasury stock were issued to the note holders for the years ended December 31, 2005 and 2006, respectively.

(c)	Contribution to Employee Stock Ownership Association

On August 26, 2005, the Company contributed 2,297,580 shares of treasury stock to the KT Employee Stock Ownership Association (“ESOA”). The difference between carrying value of the treasury stock and its fair value amounting to (Won)30,405 million was recorded as a loss on disposition of treasury stock and the fair value of (Won)91,673 million was recorded as employee benefits for the year ended December 31, 2005.

(d)	Retirement of treasury stock

The Company purchased and retired 5,222,000 shares of treasury stock by a charge to retained earnings on July 3, 2006. Upon retirement of the treasury stock, the number of shares of the Company’s common stock issued decreased from 284,849,400 shares to 279,627,400 shares.

(e)	Changes in treasury stock

Changes in treasury stock for the years ended December 31, 2005 and for 2006 are as follows:

	2005			2006
	Number of shares	Millions		Number of shares	Millions
Balance at beginning of year	74,090,418	(Won)	3,962,568	71,792,753	(Won)	3,840,485
Issuance to convertible note holders	(85)		(5)	(260,531)		(13,913)
Contribution to the KT ESOA	(2,297,580)		(122,078)	—		—
Purchase of treasury shares	—		—	5,222,000		213,664
Retirement of treasury shares	—		—	(5,222,000)		(213,664)

Balance at end of year	71,792,753	(Won)	3,840,485	71,532,222	(Won)	3,826,572

Realized gain or loss on sale of treasury stock is recorded as capital surplus or capital adjustment, respectively.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(23)	Commitments and Contingencies

(a)	Legal matters

During 2001, the Korean Fair Trade Commission (“FTC”) imposed a fine of (Won)30,700 million against the Company for allegedly assisting its affiliates by paying them unreasonably high service fees in violation of the fair trade laws. The Company recognized an expense of (Won)30,700 million for this claim during 2001. The Company appealed this fine. In October 2004, the Seoul High Court partially reversed the FTC’s decision and decreased the fine from (Won)30,700 million to (Won)2,400 million. During 2005, the Company and the FTC appealed this decision to the Supreme Court of Korea. As of December 31, 2006, due to the ongoing appeal, the ruling by the Seoul High Court is not reflected in the accompanying non-consolidated financial statements.

In the second half of 2004, the FTC began a separate antitrust investigation of the Company into alleged unfair collaborative practices of fixed-line telephone and broadband internet service providers during the period from 2002 to 2004. On May 25, 2005, the FTC imposed a fine of (Won)116,021 million to the Company related to local telephone services and leased line services for Internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)23,870 million to the Company related to domestic and international long-distance services. Although the Company appealed the FTC’s decision related to the above services to the Seoul High Court, the Company recognized these fines as taxes and dues within operating expenses for the year ended December 31, 2005.

The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to (Won)18,133 million as of December 31, 2006. The Company accrued (Won)4,991 million as contingent liabilities related to the claims as of December 31, 2006. Management believes that the ultimate settlement of these matters, and the matters described in the previous paragraphs, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b)	Shareholders’ agreement between KT and DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF for total proceeds of (Won)563,766 million (20,176,309 shares). In addition, on December 26, 2005, the Company and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its shares to the Company if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. If the put-option is exercised by DoCoMo, the Company will be required to purchase all of the KTF shares from DoCoMo at DoCoMo’s acquisition price plus accrued interest by February 15, 2009.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(23)	Commitments and Contingencies, Continued

(c)	Derivatives contracts

For the years ended December 31, 2005 and 2006, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts were as follows:

Type of transaction	Financial institution	Description
Interest rate swaps	JP Morgan and others	Exchange fixed interest rate for variable interest rate for a specified period
Currency swaps	JP Morgan and others	Exchange foreign currency cash flow for local currency cash flow for a specified period
Currency interest rate swaps	Merrill Lynch and others	Exchange foreign currency fixed (variable) interest rate for local currency variable (fixed) interest rate for a specified period. At maturity, the Company receives foreign currency principal in exchange of local currency principal.
Interest rate swaption	Citibank	An option by the counterparty to receive fixed interest amounts and pay variable interest amounts after a specified period
Currency forwards	Shinhan Bank and others	Exchange a specified currency at the agreed
upon exchange rate at a specified future date

All of these contracts are hedging derivative instruments recorded as trading securities with related gains and losses recorded in the current period as they do not qualify for hedge accounting.

The assets and liabilities recorded relating to the outstanding contracts as of December 31, 2005 and 2006 were as follows:

	Won in Millions, USD in thousands
	2005						2006
Transaction Type	Contract amount		Fair value				Contract amount		Fair value
			Assets		Liabilities				Assets		Liabilities
Interest swap	(Won)	631,240	(Won)	9,055	(Won)	15,165	(Won)	811,240	(Won)	9,290	(Won)	6,849
		$350,000						$200,000
Currency swap		$170,000		3,163		30,767		$20,000		—		1,476
Currency interest rate swap		$700,000		946		81,971		$700,000		—		160,757

	(Won)	631,240					(Won)	811,240
Total		$1,220,000	(Won)	13,164	(Won)	127,903		$920,000	(Won)	9,290	(Won)	169,082

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(23)	Commitments and Contingencies, Continued

(c)	Derivatives contracts, Continued

The gains and losses on the derivatives contracts for the years ended December 31, 2005 and 2006 were as follows:

	Millions
	2005					2006
Transaction type	Valuation gain		Valuation loss	Transaction gain	Transaction loss	Valuation gain		Valuation loss	Transaction gain	Transaction loss
Interest swap	(Won)	6,953	7,888	—	—	(Won)	8,654	1,434	7,630	8,974
Interest rate swaption		—	—	—	353		—	—	—	—
Currency swap		4,341	—	186	—		—	4,639	13	8,259
Currency Interest rate swap		21,595	5,873	—	11,481		—	79,732	959	6,665
Currency forwards		—	—	—	5,613		—	—	—	—

Total	(Won)	32,889	13,761	186	17,447	(Won)	8,654	85,805	8,602	23,898

(d)	Credit facilities and letters of credit

The Company has entered into bank overdraft agreements with three banks for borrowings up to (Won)900,000 million, commercial paper issuance agreements with three banks for borrowings up to (Won)300,000 million and collateral loan agreements on accounts receivable with four banks for borrowings up to (Won)800,000 million. As of December 31, 2006, no amounts were outstanding under these facilities. In addition, the Company had received letters of credit up to US$15,072 thousand with three banks and a collection agreement for foreign currency denominated checks up to US$1 million with Korea Exchange Bank.

(e)	Guarantees provided by third parties

As of December 31, 2006, four financial institutions were providing guarantees for the Company covering contract biddings up to US$2,437 thousand, SAR735 thousand and (Won)130,795 million, respectively. In addition, Kookmin bank was providing guarantees for interim tax payments up to (Won)128,072 million. The Company paid in full the interim taxes on January 2, 2007.

(f)	Leases

As of December 31, 2006, the Company had capital lease agreements with GE Capital Korea Ltd. and others for certain machinery and equipment, for which the acquisition cost amounted to (Won)85,205 million. Depreciation on the machinery and equipment for the years ended December 31, 2005 and the 2006 amounted to (Won)11,191 million and (Won)19,605 million, respectively. Annual future minimum payments under the lease agreements (recorded primarily within other long-term liabilities) as of December 31, 2006 were as follows:

Period ending December 31,	Millions
2007	(Won)	22,644
2008		21,020
2009		16,586
2010		9,822
Thereafter		4,415
		74,487

Less: amount representing interest		(6,831)

	(Won)	67,656

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(23)	Commitments and Contingencies, Continued

(f)	Leases, Continued

As of December 31, 2006, the Company has office rent agreements under annual renewal options with various property owners.

(g)	Payment of a handset subsidy to mobile phone users

According to the provisions of the Telecommunications Business Law (the “Law”), as recently revised, the Company is allowed to provide an one time handset subsidy to eligible mobile phone users within the next two years beginning March 27, 2006. Pursuant to the Law, the Company may establish its subsidy policy regarding the eligibility criteria and amount of payment. Consistent with the Law, the Company provides a subsidy for mobile phone users who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months. Moreover, the Company has the right to discontinue the payment depending on marketing strategies, if necessary. However, the Company is required to report changes in the service agreement, should they take place, to the Ministry of Information and Communication within 30 days of the effective date.

(24)	Operating Revenues

Operating revenues for the years ended December 31, 2005 and 2006 are as follows:

	Millions
	2005		2006
Internet services	(Won)	2,786,929	2,691,061
Data communication services		1,330,449	1,233,761
Telephone services		6,131,175	5,977,371
Wireless services		1,147,976	1,348,719
Satellite services		114,747	109,888
System integration services		236,560	211,712
Real estate rental services		92,587	163,483
Other		36,849	36,075

	(Won)	11,877,272	11,772,070

(25)	Operating Expenses

Operating expenses for the years ended December 31, 2005 and 2006 are as follows:

	Millions
	2005		2006
Salaries and wages	(Won)	1,847,974	1,916,473
Compensation expense (note 30)		—	227
Provision for retirement and severance benefits		225,940	210,184
Employee benefits (note 22)		537,777	458,296
Communications		56,384	50,388
Utilities		149,594	163,366
Taxes, fines and dues (note 23(a))		250,228	135,476
Rent		59,263	65,814
Depreciation		2,100,825	2,017,064
Amortization		73,313	103,511
Repairs and maintenance		521,166	608,340

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(25)	Operating Expenses, Continued

	Millions
	2005		2006
Automobile maintenance		18,179	18,807
Commissions		661,000	666,337
Advertising		134,932	94,483
Education and training		35,370	27,205
Research and development		257,449	209,120
Travel		41,018	32,519
Supplies		34,582	34,163
Interconnection charges		861,186	846,229
Cost of goods sold		523,901	619,375
Cost of services		653,453	581,605
International settlement payment		185,663	192,486
Commissions for system integration service		203,455	188,836
Promotion		381,453	235,471
Sales commission		307,788	536,988
Provision for doubtful notes and accounts receivable - trade		57,733	8,165
Other		88,599	67,734

		10,268,225	10,088,662
Less: amounts included in construction in progress		50,836	53,731

	(Won)	10,217,389	10,034,931

(26)	Income Taxes

(a)	The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	Normal tax rates
Up to (Won)100 million	14.3%
Over (Won)100 million	27.5%

The components of income tax expense for the years ended December 31, 2005 and 2006 are as follows:

	Millions
	2005		2006
Current income tax expense	(Won)	283,438	345,301
Deferred income tax expense		43,920	22,162

Income taxes for the year	(Won)	327,358	367,463

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(26)	Income Taxes, Continued

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the years ended December 31, 2005 and 2006 for the following reasons:

	Millions
	2005		2006
Provision for income taxes at normal tax rates	(Won)	373,771	440,238
Tax effect of prior year’s additional income tax payment (refund)		4,747	(7,274)
Tax effect of permanent differences, net		53,212	18,493
Investment tax credit		(140,541)	(107,669)
Impairment of deferred tax assets(*)		58,703	24,358
Decrease in deferred tax liabilities of equity in earnings of affiliates(**)		(22,534)	(683)

Actual provision for income taxes	(Won)	327,358	367,463

(*)	For the years ended December 31, 2005 and 2006, the Company concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates in the foreseeable future, which is construed usually to mean 5 years, and recognized an impairment of deferred tax asset.
(**)	The Company did not recognize deferred tax liabilities related to equity in earnings of affiliates in which the Company has controlling interests as of December 31, 2005 and 2006, since it is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 24.1% and 23.0% for the years ended December 31, 2005 and 2006, respectively.

(c)	The tax effects of temporary differences that resulted in significant portions of deferred tax assets and liabilities as of December 31, 2005 and 2006 are presented below:

	Millions
	2005		2006
Deferred tax assets:
Allowance for doubtful accounts	(Won)	113,426	81,361
Refundable deposits for telephone installation		16,215	15,634
Equity securities of affiliates		380,857	380,806
Available-for-sale securities		5,727	2,548
Accrual for customer call bonus points		23,249	20,401
Accrued expenses		7,970	42,094
Tax credit carryforwards		39,204	—
Derivatives		31,912	44,066
Contribution received for capital expenditures		40,659	48,511
Other assets		38,070	39,884

Total deferred tax assets		697,289	675,305
Allowance (note 29)		(355,928)	(379,811)

Net deferred tax assets		341,361	295,494

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(26)	Income Taxes, Continued

	Millions
	2005		2006
Deferred tax liabilities:
Accumulated depreciation	(Won)	37,324	18,223
Reserve for technology and human resources development		88,000	88,000
Accrued interest income		162	616
Other liabilities		14,381	52,389

Total deferred tax liabilities		139,867	159,228

Deferred tax assets, net	(Won)	201,494	136,266

The Company reduced (Won)40,759 million of deferred tax assets recorded in prior periods due to adjustments made during the review of its corporate income tax return by the tax authority and favorable rulings of the Company’s tax appeals by the tax court. The amount was excluded from current and deferred income tax expense with a net zero effect on current year tax expense.

(d)	Under SKAS No. 16, deferred tax amounts should be presented as net current assets or liabilities and net non-current assets or liabilities. As of December 31, 2006, details of deferred tax assets (liabilities) are as follows:

	Millions
	Temporary differences		Deferred tax assets (liabilities)
			Current	Non-current
Assets:
Allowance for doubtful accounts	(Won)	295,859	81,361	—
Refundable deposits for telephone installation		56,851	—	15,634
Equity securities of affiliates		1,216,353	—	(22,963)
Available-for-sale securities		9,265	—	2,548
Accrual for customer call bonus points		74,187	—	20,401
Accrued expenses		153,070	42,094	—
Derivatives		160,241	44,066	—
Contribution received for capital expenditures		176,405	—	48,511
Other assets		145,033	16,244	23,640

		2,287,264	183,765	87,771

Liabilities:
Accumulated depreciation		(66,264)	—	(18,223)
Reserve for technology and human resource development		(320,000)	(29,333)	(58,667)
Accrued interest income		(2,239)	(616)	—
Other liabilities		(103,390)	(654)	(27,777)

		(491,893)	(30,603)	(104,667)

	(Won)	1,795,371	153,162	(16,896)

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(27)	Earnings Per Share

Earnings per share of common stock for the years ended December 31, 2005 and 2006 are calculated as follows:

(i)	Basic earnings per share

	Millions (except number of shares and earnings per share)
	2005		2006
Net earnings	(Won)	1,031,810	1,233,449
Weighted-average number of shares of common stock (in thousands)		211,565	209,895

Basic earnings per share (in Won)	(Won)	4,877	5,877

(ii)	Diluted earnings per share

	Millions (except number of shares and earnings per share)
	2005		2006
Net earnings	(Won)	1,031,810	1,233,449
Adjustments:
Interest expense on convertible notes		52	52

Net earnings available for common and common equivalent shares		1,031,862	1,233,501
Weighted-average number of common and common equivalent shares (in thousands)		211,822	210,150

Diluted earnings per share (in Won)	(Won)	4,871	5,870

Diluted earnings per share are calculated based on the effect of potentially dilutive securities that were outstanding during the period. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes.

Potentially dilutive securities as of December 31, 2005 and 2006 are as follows:

	Potentially dilutive shares (thousands)
	2005	2006
Convertible notes (note 14)	257	—
Stock options (note 30)	425	418

	682	418

Stock options were not considered in the determination of diluted earnings per share in 2005 and 2006 because the exercise price of the stock options was greater than the average market price of the common share and, therefore, the effect would have been antidilutive.

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(28)	Dividends

(a)	Interim dividends

Dividends relating to each of the following year’s earnings based upon the par value of common stock are as follows:

	Rate		Millions
	2005	2006	2005		2006
Dividends paid	20.0%	—	(Won)	210,759	—

(b)	Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. Dividends relating to each of the following year’s earnings based upon the par value of common stock are as follows:

	Rate		Millions
	2005	2006	2005		2006
Dividends proposed	40.0%	40.0%	(Won)	426,113	416,190

The proposed dividends of (Won)416,190 million were not recorded in the 2006 non-consolidated financial statements. They will be recorded upon the approval by the shareholders in 2007.

(29)	Accounting Change

Effective January 1, 2006, the Company early adopted the Application of Korea Accounting Standard (“AKAS”) 06-2 “Deferred Tax Accounting for Investments in Subsidiaries, Affiliated Companies Accounted for Using the Equity Method, and Interest in Joint Ventures”. AKAS 06-2 requires evaluation of tax benefit, if any, based on the net deferred tax asset or liability of all temporary differences arising from the same affiliate rather than on an individual basis. With the adoption of AKAS 06-2, certain accounts of prior year’s non-consolidated financial statements have been restated as required by this standard. Earnings before income taxes of the prior three years under the retroactive adoption of AKAS 06-2 are as follows.

	Millions
	2003			2004		2005
	Before		After	Before	After	Before	After
Income taxes	(Won)	459,603	459,603	544,003	544,003	360,865	327,358
Earnings before income taxes		1,289,669	1,289,669	1,799,525	1,799,525	1,359,168	1,359,168
Net earnings		830,066	830,066	1,255,522	1,255,522	998,303	1,031,810
Basic earnings per shares of common stock in Won		3,384	3,384	5,957	5,957	4,719	4,877

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(30)	Stock Options

The Company granted stock options to its executive officers and directors in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant(*)	4th Grant	5th Grant(*)
Grant date	2002.12.26	2003.9.16	2003.12.12	2005.2.4	2005.4.28
Exercise price (in Won)	70,000	57,000	65,000	54,600	50,400
Number of shares to be issued	371,632	3,000	—	43,153	—
Exercise period	2004.12.27 ~ 2009.12.26	2005.9.17 ~ 2010.9.16	2005.12.13 ~ 2010.12.12	2007.2.5 ~ 2012.2.4	2007.4.29 ~ 2012.4.28

(*)	All of these stock options have been forfeited

As of December 31, 2006, the stock option grants consisted of 417,785 shares of common stock, including

74,370 shares under performance conditions. The Company adopted the fair value method (Black-Scholes model) for measuring of compensation costs which are amortized to expense over the option vesting periods. The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant
Risk free interest rate		5.46%		4.45%		5.09%		4.43%		4.07%
Expected option life		4.5 years to 5.5 years		4.5 years		4.5 years to 5.5 years		4.5 years to 5.5 years		4.5 years to 5.5 years
Expected volatility		49.07% ~ 49.90%		34.49%		31.26% ~ 33.90%		33.41% ~ 42.13%		33.51% ~ 35.92%
Expected dividend yield ratio		1.10%		1.57%		1.57%		5.86%		5.86%
Fair value per option (in Won)	(Won)	22,364	(Won)	12,443	(Won)	10,926	(Won)	12,322	(Won)	10,530
Total compensation cost (in millions)	(Won)	8,311	(Won)	38		—	(Won)	532		—

The Company recognized a compensation benefit of (Won)571 million and a compensation expense of (Won)227 million for the years ended December 31, 2005 and 2006, respectively.

(31)	Non-cash Financing and Investing Activities

Significant non-cash financing and investing activities for the years ended December 31, 2005 and 2006 are summarized as follows:

	Millions
	2005		2006
Construction in progress transferred to property, plant and equipment	(Won)	1,890,050	2,118,956
Unrealized gains (losses) on equity securities of affiliates		100,514	(112,421)
Unrealized gains on available-for-sale securities		—	6,050
Change in unrealized gains on available-for-sale securities due to sales		(3,053)	—
Available-for-sale securities transferred to equity securities of affiliates		96,803	(4,872)
Long-term payable under a put and call agreement		46,000	—

KT CORPORATION

Notes to Non-Consolidated Financial Statements

December 31, 2005 and 2006

(32)	Contribution Payments for Research and Development and Donations

For the years ended December 31, 2005 and 2006, the Company made donations of (Won)66,237 million and (Won)74,849 million, respectively, to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI) and other institutes. In addition, during 1992, the Company established a labor welfare fund as a separate entity and for each of the years ended December 31, 2005 and 2006, the Company made contributions of (Won)50,000 million respectively.

(33)	Contributions Received for Losses on Universal Telecommunications Services

Starting January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated as a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. The Company submits a schedule of estimated costs to the MIC on a yearly basis. These costs are subject to review by the MIC before being finalized. For the years ended December 31, 2005 and 2006, amounts reimbursed to the Company were (Won)11,194 million and (Won)57,032 million, respectively. The 2006 reimbursement amount included (Won)5,371 million related to prior years’ adjustments.

(34)	Fourth Quarter Information (Unaudited)

Operating revenues, operating income, net earnings and basic earnings per share for the three-month periods ended December 31, 2005 and 2006 are as follows:

	Millions (except per share data)
	2005		2006
Operating revenues	(Won)	2,970,130	2,919,082
Operating income		259,359	65,972
Net earnings		108,200	164,019
Basic earnings per share		508	789

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

KT Corporation:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of KT Corporation (the “Company”) as of December 31, 2006. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2006, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2006 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2006. We did not review the Company’s IACS subsequent to December 31, 2006. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

Seoul, Korea

February 6, 2007

Notice to Readers

This report is annexed in relation to the audit of the non-consolidated financial statements as of and for the year ended December 31, 2006 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

To Audit Committee of

KT Corporation:

I, as the Internal Accounting Control Officer (“IACO”) of KT Corporation (the “Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2006.

The Company’s management including IACO is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2006, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

January 29, 2007

Chief Executive Officer Joong–Soo Nam

/s/ Joong–Soo Nam

Chief Financial Officer Haing–Min Kwon

/s/ Haing-Min Kwon

Report on the Operations of Internal Accounting Control System

To the Board of Directors of

KT Corporation:

I, as the Internal Accounting Control Officer (“IACO”) of KT Corporation (the “Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2006.

The Company’s management including IACO is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2006, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

January 29, 2007

Chief Executive Officer Joong–Soo Nam

/s/ Joong–Soo Nam

Chief Financial Officer Haing–Min Kwon

/s/ Haing–Min Kwon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 21, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director